UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66657

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING ___12/31/2022___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Sequence Financial Specialists LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

781 Meeting Street, STE B
_____
(No. and Street)

Charleston	SC	29403
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gilles Cote	843-853-8222	gcote@sequencefinancialspecialists.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
_____
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)
02/24/2009		3366	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Gilles Cote_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Sequence Financial Specialists LLC_____, as of ___December 31_____, 2 022__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Joshua J McCarville
NOTARY PUBLIC
State of South Carolina
My Commission Expires
February 15, 2032

DocuSigned by:

Joshua McCarville
—C878227733724CF...
Notary Public

Signature:
DocuSigned by:
Gilles Côté
—142DA27B9860492...

Title: **Chief Executive Officer**

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEQUENCE FINANCIAL SPECIALISTS LLC

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

PUBLIC REPORT

SEQUENCE FINANCIAL SPECIALISTS LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS   Page

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Sequence Financial Specialists LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Sequence Financial Specialists LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and referring securities transactions to other broker-dealers. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sequence Financial Specialists LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sequence Financial Specialists LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 23, 2023

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

SEQUENCE FINANCIAL SPECIALISTS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	534,723
Accounts receivable		268,571
Prepaid expenses		47,812
Property and equipment, net of accumulated depreciation of $48,593		8,603
Right of use asset		30,122
Total Assets	$	889,831

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	22,161
Accrued compensation and related costs		176,939
Operating lease liability		30,122
Total Liabilities		229,222
MEMBER'S EQUITY		660,609
Total Liabilities and Member's Equity	$	889,831

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Sequence Financial Specialists LLC (the "Company"), was organized in April 2005 as a South Carolina limited liability company. The Company is a wholly owned subsidiary of Sequence Holdings, LLC (the "Parent"), a South Carolina limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corp. ("SIPC").

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and 3) referring securities transactions to other broker-dealers.

The Company's primary lines of business are participating in the distribution of securities in private placement offerings, providing merger & acquisition and advisory services, serving as an administrative service provider to direct pooled investments for EB-5 transactions; and serving as referring broker dealer for EB5 transactions involving foreign investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated methods over estimated useful lives of related assets.

SEQUENCE FINANCIAL SPECIALISTS LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revenue Recognition

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The majority of the Company's revenue arrangements generally consist of a single performance obligation.

The Company participates in the distribution of securities in private placement offerings on a best-efforts basis. Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized at closing. The Company believes that the performance obligation is satisfied at closing because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Revenue for merger and acquisition services is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

Fees for transactions under the U.S. Citizenship and Immigrations Services Immigrant Investor Program ("EB-5 Program") are recognized by the Company over time as the performance obligations are simultaneously provided by the Company and consumed by the customers.

Advertising

The Company expenses advertising costs as they are incurred. For the year ended December 31, 2022, the Company had $28,847 in advertising expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Leases

The Company leases office space and equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The office space lease is included in operating lease right-of-use (ROU) asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Income Taxes

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the Partnership tax return of its Parent, resulting in all the federal tax liabilities or benefits relating to the operations of the Company and the Parent passing through to the members of the Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 are as follows:

Software	$ 8,457
Office equipment & furniture	48,739
	57,196
Accumulated depreciation	(48,593)
Net property and equipment	$ 8,603

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $435,736, which was $422,463 in excess of its net capital requirement of $13,273. The Company's net capital ratio was .46 to 1.

5. COMMITMENTS AND CONTINGENCIES

Office Lease
The Company leases office space and equipment under noncancelable operating leases through May 2024. The following summarizes the line items in the statement of financial condition which include amounts for the office space lease as of December 31, 2022:

Operating Lease	
Right-of-use-asset	$30,122
Lease liability	$30,122

The discount rate used on the operating lease was 0%.

5. COMMITMENTS AND CONTINGENCIES - CONTINUED

Office Lease - Continued

The maturities of the lease liability as of December 31, 2022, were as follows:

2023	$	25,733
2024		4,389
Thereafter		-
Total lease payments		30,122
Less: interest		(0)
Present value of lease liability	$	30,122

Operating lease expense totaled $41,720 for the year ended December 31, 2022, and is reflected in the accompany statement of income as occupancy and equipment.

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

6. CONCENTRATION OF CREDIT RISK AND REVENUE

At various times during the year the Company maintains cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2022, cash held in excess of the FDIC insurance totaled $284,723.

The Company has accounts receivable due from one customer in a private placement offering totaling $208,020, or approximately 77% of total accounts receivable and 23% of total assets, at December 31, 2022.

During the year ended December 31, 2022, the Company earned 52% of its private placement commissions, or 31% of its total revenue, from one customer.

Due to the nature of the Company's business, it is reasonably possible that the loss of a customer or the default on receivables due from customers could have an adverse effect on the Company's results of operations and financial condition.

7. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution plan covering substantially all employees. The Company and eligible employees both may contribute to the Plan.

8. SUBSEQUENT EVENTS

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2022, through February 23, 2023, which is the date the financial statements were available to issue.

There were no material subsequent events requiring recognition or additional disclosure in these financial statements.